

03001772

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

**ANNUAL AUDITED REPORT
FORM X-17A-5
PART III**

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SEC FILE NUMBER

8- 51041

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/02___ AND ENDING __12/31/02__
　　　　　　　　　　　　　　　　　　　　MM/DD/YY　　　　　　　　　　　　　　　　　MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Greentree Brokerage Services, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1700 Market Street, Suite 2634
　　　　　　　　　　　　　(No. and Street)

Philadelphia, PA　19103
　(City)　　　　　　　　　(State)　　　　　　　(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Warren West　　　　　　　　　　　　　　215-569-1980
　　　　　　　　　　　　　　　　　　　　　(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
　　　　　　　(Name — if individual, state last, first, middle name)

2 Commerce Square, 2001 Market Street, Philadelphia, PA　19103
(Address)　　　　　　　　　　　(City)　　　　　　(State)　　　　　　Zip Code)

CHECK ONE:
　☒ Certified Public Accountant
　☐ Public Accountant
　☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____, as of

_____, 19_____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____
Notary Public

This report** contains (check all applicable boxes):
- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Report Pursuant to Rule 17a-5 and Report of Independent Certified Public Accountants

Greentree Brokerage Services, Inc.

December 31, 2002

CONTENTS

<u>Report of Independent Certified Public Accountants</u>

Board of Directors
Greentree Brokerage Services, Inc.

  We have audited the accompanying statement of financial condition of Greentree Brokerage Services, Inc., as of December 31, 2002, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

  We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Greentree Brokerage Services, Inc., as of December 31, 2002, and the results of its operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

  Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 12 and 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania
January 30, 2003

Suite 3100
Two Commerce Square
2001 Market Street
Philadelphia, PA 19103-7080
T 215.561.4200
F 215.561.1066
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

GREENTREE BROKERAGE SERVICES, INC.

Statement of Financial Condition

December 31, 2002

ASSETS

Cash	$ 254,725
Deposit with clearing organization	100,000
Receivable from broker-dealers and clearing organization	262,160
Furniture and equipment, net	35,389
Other assets	24,753
Total assets	$ 677,027

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 144,146
Total liabilities	144,146
Stockholders' equity	
Common stock, no par value, authorized 1,000 shares, 723 shares issued and outstanding	491,911
Retained earnings	40,970
Total stockholders' equity	532,881
Total liabilities and stockholders' equity	$ 677,027

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Income

Year ended December 31, 2002

Revenues	
Commissions	$ 2,576,283
Interest income	3,276
Total revenues	2,579,559
Expenses	
Employee compensation and benefits	1,819,226
Brokerage expenses	116,975
Communications and data processing	24,123
Regulatory fees	19,772
Professional fees	29,648
Management fee - officer/stockholder	44,687
Occupancy and equipment	35,800
Travel, meals and entertainment	33,730
Other	202,161
Total expenses	2,326,122
Income before income taxes	253,437
Income taxes	26,703
Net income	$ 226,734

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Changes in Stockholders' Equity

Year ended December 31, 2002

	Common stock	Retained earnings (accumulated deficit)	Total
Balance at January 1, 2002	$ 413,541	$ (185,764)	$ 227,777
Issuance of 66 shares of common stock	78,370	-	78,370
Net income	-	226,734	226,734
Balance at December 31, 2002	$ 491,911	$ 40,970	$ 532,881

The accompanying notes are an integral part of this statement.

GREENTREE BROKERAGE SERVICES, INC.

Statement of Cash Flows

Year ended December 31, 2002

Cash flows from operating activities	
Net income	$ 226,734
Adjustments to reconcile net income to net cash provided by operating activities	
Depreciation	10,311
Change in operating assets and liabilities	
Receivable broker-dealers and clearing organization	(176,924)
Other assets	(3,014)
Accounts payable and accrued expenses	30,831
Net cash provided by operating activities	87,938
Cash flows from investing activities	
Purchase of office equipment and furniture	(15,395)
Net cash used in investing activities	(15,395)
Cash flows from financing activities	
Proceeds from the issuance of common stock	78,370
Net cash provided by investing activities	78,370
Net increase in cash	150,913
Cash at beginning of year	103,812
Cash at end of year	$ 254,725

The accompanying notes are an integral part of this statement.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Greentree Brokerage Services, Inc. (the Company) is a Delaware corporation. The Company is an introducing broker which provides execution services to institutional investors. The Company is a registered broker-dealer with the Securities and Exchange Commission and is registered with the Pennsylvania Securities Commission. The Company is a member of National Association of Securities Dealers, Inc. and the Securities Investors Protection Corporation.

1. Basis of Presentation

The accounting and reporting policies of the Company conform with accounting principles generally accepted in the United States of America.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Deposit with Clearing Organization

The Company maintains a $100,000 interest bearing account with its clearing agent. This account is not insured by the FDIC.

3. Securities Transactions

Commissions and related clearing expenses are recorded on a settlement date basis as securities transactions occur.

4. Income Taxes

Under the liability method deferred tax assets and liabilities are determined based on the difference between the financial statement and tax basis of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. The primary temporary differences are organizational and start-up costs, and net operating loss carryforwards. As of December 31, 2002, the Company did not have any material temporary differences.

5. Furniture and Equipment

Furniture and equipment are carried at cost. Depreciation is generally computed on the straight-line method over the estimated useful lives of the assets.

6. Advertising Cost

All advertising costs are expensed as incurred.

NOTE B - RECEIVABLE FROM CLEARING BROKER

The Company conducts business through its clearing broker for its proprietary accounts. The Company also introduces customer accounts on a fully disclosed basis to the clearing broker and earns revenues and incurs expenses from activities in those accounts. The clearing and depository operations for the Company's customer accounts and proprietary accounts are performed by its clearing broker pursuant to a clearance agreement. All amounts receivable from the clearing broker are positions carried by and amounts due from this clearing broker.

NOTE C - FURNITURE AND EQUIPMENT

Furniture and equipment are as follows:

	Estimated useful lives	
Office equipment	5 to 7 years	$ 57,056
Office furniture	5 to 7 years	3,761
		60,817
Less accumulated depreciation		(25,428)
		$ 35,389

NOTE D - INCOME TAXES

The components of income taxes are as follows:

Current	$ 26,703
Deferred	-
	$ 26,703

The income tax provision reconciled to income taxes that would have been computed at statutory federal rates for the year ended December 31, 2002 is as follows:

Federal income tax, at statutory rates	$ 86,169
Increase (deduction) in taxes resulting from	
Change in valuation allowance	(61,880)
Other	2,414
	$ 26,703

The Company maintained a valuation allowance for its deferred tax assets in the prior periods. As a result of the utilization of the Company's net operating loss carryforwards, this valuation allowance was relieved.

GREENTREE BROKERAGE SERVICES, INC.

Notes to Financial Statements - Continued

December 31, 2002

NOTE E - STOCKHOLDERS' EQUITY

On August 5, 2002, the Company issued 66 shares of common stock for $78,370 in accordance with the Stock Purchase Agreement entered into on June 22, 2001, with a third party. The agreement requires that within two months after the year end that an analysis of the target gross profit levels, as defined, be completed. If gross profit levels are not met, the stockholders may choose to either pay the deficiency in cash or reduce the next common stock purchase by the deficiency, as defined. The Agreement provides for an additional purchase of the Company's common stock up to $1,393 per share aggregating approximately $84,000 in 2003. As of December 31, 2002, the 2002 target gross profit had been met, and the aforementioned shares were issued accordingly.

NOTE F - COMMITMENTS

The Company leases office space through July 31, 2005 with no renewal option. In addition to base rent, the Company is responsible for certain common area expenses. Rent expense for the year ending December 31, 2002, was $25,489. The future approximate minimum annual rental payments are as follows at December 31, 2002:

2003	$ 29,000
2004	30,000
2005	17,000
	$ 76,000

NOTE G - RELATED PARTY TRANSACTIONS

The Company pays one of its stockholders a management fee from time to time. A formal agreement has not been executed. Payments are based upon the Company's current ability to pay funds. For the year ended December 31, 2002, the Company paid this stockholder $44,687.

The Company leases space from two of its stockholders who do not charge the Company any rent.

NOTE H - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net of $5,000. At December 31, 2002, net capital was $490,145, which was $485,145 in excess of net required net capital of $5,000.

NOTE I - RESERVE REQUIREMENTS

As of December 31, 2002, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002. Therefore, the Company had no items to report under Rule 15c-3-3.

SUPPLEMENTAL INFORMATION

GREENTREE BROKERAGE SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of
the Securities and Exchange Commission

December 31, 2002

Net capital	
Total stockholders' equity	$ 532,881
Deductions	
Nonallowable assets	
Furniture and equipment	35,389
Other assets	7,347
Total deductions	42,736
Net capital	490,145
Minimum net capital required	5,000
Excess net capital	$ 485,145
Aggregate indebtedness	$ 144,147
Ratio of aggregate indebtedness to net capital	29.71%

No material differences exist between the above computation and the computation included
in the Company's corresponding uaudited Form X-17A-5 Part IIA filing.

12

GREENTREE BROKERAGE SERVICES, INC.

Computation for Determination of Reserve Requirements under Rule 15c3-3
of the Securities and Exchange Commission

December 31, 2002

As of December 31, 2002, the Company is subject to the reserve requirements under Rule 15c3-3 of the Securities Exchange Act of 1934. The Company continues to introduce and clear its customers' transactions on a fully disclosed basis with its clearing broker. However, the Company was not in possession of any customer funds at December 31, 2002. Therefore, the Company had no items to report under Rule 15c3-3.